MATCH GROUP, INC.

8300 Douglas Avenue

Suite 800

Dallas, TX 75225

(214) 576-9352

July 13, 2016

VIA EDGAR

Gabriel Eckstein
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Match Group, Inc.
Registration Statement on Form S-4; File No. 333-212387
Request for Acceleration

Dear Mr. Eckstein:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Match Group, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2016 (File No. 333-212387) (the “Registration Statement”), be made effective at 4:00 p.m. New York City time on July 15, 2016, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kendall F. Handler or Andrew J. Nussbaum of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request.  You may reach Ms. Handler at (212) 403-1170 or KFHandler@wlrk.com and Mr. Nussbaum at (212) 403-1269 or AJNussbaum@wlrk.com.  In addition, please notify Ms. Handler when this request for acceleration has been granted.

MATCH GROUP, INC.

		By:	/s/ Tanya Stanich
		Name:	Tanya Stanich
		Title:	Vice President and
Assistant Secretary

cc:	Gregg J. Winiarski, IAC/InterActiveCorp
Tanya Stanich, Match Group, Inc.
Ante Vucic, Wachtell, Lipton, Rosen & Katz